EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

Metals USA Holdings Corp.

	Years Ended December 31,
	2008	2009	2010	2011	2012

COMPUTATION OF EARNINGS
Income before taxes	$118.7	$6.3	$17.8	$98.5	$75.5
Net interest expense	87.9	63.5	38.9	36.6	36.3
Interest portion of operating lease expense	6.4	6.3	4.9	5.4	5.2

Earnings	$213.0	$76.1	$61.6	$140.5	$117.0

COMPUTATION OF FIXED CHARGES
Net interest expense	$87.9	$63.5	$38.9	$36.6	$36.3
Capitalized interest	—	—	—	—	—
Interest portion of operating lease expense	6.4	6.3	4.9	5.4	5.2

Fixed Charges	$94.3	$69.8	$43.8	$42.0	$41.5

RATIO OF EARNINGS TO FIXED CHARGES	2.3 x	1.1 x	1.4 x	3.3 x	2.8 x

DEFICIENCY OF EARNINGS TO FIXED CHARGES	$—	$—	$—	$—	$—